UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
Name: Jun Okahashi
Title: General Manager, Financial Accounting Dept.

Date:    May 24, 2023

May 24, 2023

Sumitomo Mitsui Financial Group, Inc.

Corrections to the Financial Results Fiscal Year 3/2023 -Supplementary Information-

TOKYO, May 24, 2023 — Sumitomo Mitsui Financial Group, Inc. announced today the following corrections to its “Financial Results Fiscal Year 3/2023 -Supplementary Information-” disclosed on May 15, 2023. (Corrected items are underlined)

I. Reason for the corrections

The corrections were made because errors were found in Financial Results Fiscal Year 3/2023 -Supplementary Information-.

II. Corrected Sections

Financial Results Fiscal Year 3/2023 -Supplementary Information- (Page 16)

 16. Capital ratio (BIS guidelines)

  (Basel III basis)

   (Before correction)

SMBC non-consolidated			(%)
	Mar. 31, 2023 [Preliminary]		Mar. 31, 2022
	(a)	(a) - (b)	(b)

(1) Total capital ratio	13.95	(0.82)	14.77

(2) Tier 1 capital ratio	12.61	(0.88)	13.49

(3) Common equity Tier 1 capital ratio	10.79	(0.74)	11.53

(4) Leverage Ratio	4.27	(0.24)	4.51

   (After correction)

SMBC non-consolidated			(%)
	Mar. 31, 2023 [Preliminary]		Mar. 31, 2022
	(a)	(a) - (b)	(b)

(1) Total capital ratio	13.97	(0.80)	14.77

(2) Tier 1 capital ratio	12.63	(0.86)	13.49

(3) Common equity Tier 1 capital ratio	10.81	(0.72)	11.53

(4) Leverage Ratio	4.27	(0.24)	4.51